[ADUDDELL INDUSTRIES LETTERHEAD]

October 20, 2006

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Mail Stop 7010

Washington, D.C. 20549

Attn:	Dorine H. Miller
Re:	Aduddell Industries, Inc.

Registration Statement on Form S-3, as amended

Filed September 21, 2006, and

amended on September 26, 2006

File No. 333-137487

Annual Report on Form 10-K, as amended

For Fiscal Year Ended December 31, 2005

Filed March 15, 2006, and

amended on April 19, 2006

File No. 0-24684

Ladies and Gentlemen:

The following is in response to the Staff’s comment letter dated October 10, 2006. With respect to the Staff’s comments, you are advised as follows:

FORM S-3

Eligibility Requirements for Use of Form S-3

1.

Please advise us supplementally of the transaction requirements the company relied upon in determining its eligibility for use of the Form S-3 for the registration of the security offering. Please refer to General Instructions I.B. of the Form S-3.

General Instruction I.B.4. permits Aduddell Industries to use Form S-3 to register its securities to be offered upon the exercise of outstanding warrants or options. Subsection (b) of General Instruction I.B.4. requires that, for the Form S-3 to be available, Aduddell Industries must have, within the 12 calendar months immediately before the registration statement is filed, provided to all record holders of the warrants or options being registered (the “Registered Holders”), material containing the information required by Rule 14a-3(b) under the Exchange Act. Subsection (c) of General Instruction I.B.4. requires that, for the Form S-3 to be available, Aduddell Industries must have, within the 12 calendar months immediately before the registration statement is filed, provided to all holders of rights exercisable for common stock, holders of securities convertible into common stock, and participants in plans that may invest in common stock, or securities convertible into common stock or warrants exercisable for common stock (collectively, the “Unregistered Holders.”), the information required by Items 401, 402 and 403 of Regulation S-K.

With respect to General Instruction I.B.4(b), management of Aduddell Industries has within the last 12 months either:

•

physically or electronically sent a copy of its 2005 Form 10-K (which meets the requirements of Rule 14a-3(b)) and 2006 Proxy Statement (which includes the information required by Items 401, 402 and 403 of Regulation S-K) to each Registered Holder, or

•	at the request of a Registered Holder, sent a link to its website to, or a link to the SEC’s website to, its 2005 Form 10-K and its 2006 Proxy Statement.

In the case of Tim Crawford (the ex-President of Aduddell Industries’ largest operating subsidiary), no documents were sent because, when offered in a September 14, 2006 settlement conference to resolve his outstanding employment issues, he demonstrated to management that he was already in possession of the 2005 Form 10-K and the 2006 Proxy Statement.

With respect to General Instruction I.B.4(c), at the date of filing the Form S-3, all Unregistered Holders held securities registered on Form S-8, which incorporates the 2005 Form 10-K and the 2006 Proxy Statement by reference. As such, these Unregistered Holders are provided the information required by Items 401, 402 and 403 of Regulation S-K. In addition, on or about June 7, 2006, the date the 2005 Stock Incentive Plan was approved by the Company’s stockholders, management specifically contacted these Unregistered Holders and directed them to either the SEC’s website or the Company’s CFO to obtain all of the Company’s current information and filings, which include the 2005 Form 10-K and the 2006 Proxy Statement.

Legal Matters, Page 3

2.	In an amendment to the registration statement on Form S-3, please file an updated legality opinion by McAfee & Taft as Exhibit 5.

An updated legal opinion has been filed with Amendment No. 2 to the Form S-3.

Signatures, page 7

3.	The registration statement should also be signed by the company’s controller or principal accounting officer whose title should be included on the signature page.

Amendment No. 2 to the Form S-3 reflects execution of the registration statement by the principal accounting officer, who is also the Chief Financial Officer.

* * * * *

If you have further questions or comments, please call the undersigned at (405) 810-2969.

Very truly yours,

/s/Reggie Cook

Reggie Cook

Chief Financial Officer